19

AB 3/6/03

03014303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
~~Washington, D.C. 20549~~

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAM SKURNICK

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111-20 73RD AVE, 14-A
(No. and Street)

FOREST HILLS, NY 11375
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SAM SKURNICK 561-391-3255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R. M. RAHN, CPA, P.A.
(Name – *if individual, state last, first, middle name*)

330 E. PALMETTO PARK RD, BOCA RATON, FL 33432
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 05 2003
WASH. D.C. 165

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1 2003

OATH OR AFFIRMATION

I, SAM SKURNICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAM SKURNICK, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS.

Rose J. Cali
Commission #DD159096
Expires: Oct 17, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

Rose J. Cali
Notary Public

Sam Skurnick
Signature

President - owner
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. M. RAHN, C.P.A., P.A.

330 EAST PALMETTO PARK ROAD
BOCA RATON, FLORIDA 33432
(561) 392-4330
(954) 426-3121
fax (561) 392-2238

Sam Skurnick & Co.
111-20 73rd Avenue, 14-A
Forest Hills, New York 11375

Dear Sir:

In planning and performing our audit of the financial statements of Sam Skurnick & Co. (a sole proprietorship) for the year ended December 31, 2002 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Sam Skurnick & Co. that we considered relevant to the objectives stated in said Rule in making the periodic computations of aggregate indebtedness and net capital , and in complying with the exemptive provisions of Rule15c3-3. We did not review the practices and procedures followed by the Company: (a) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;(b) in complying with the requirements for prompt payment for securities under regulations of the Board of governors of the Federal reserve System; and (c) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's aforementioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of limitations inherent in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control structure will not necessarily disclose all matters that could be considered material weaknesses in said structure under standards establishes by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by the proprietor or any employees he may have in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures which do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Sam Skurnick & Co. (a sole proprietorship with no employees) to achieve the separation of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, there are no material differences between our computation of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) of the Securities and exchange Act of 1934 and should not be used for any other purpose.

We hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of Rule 17a-5, have been observed by us in the conduct of our audit.

Very truly yours,

R.M. Rahn, CPA, P.A.

R. M. RAHN, C.P.A., P.A.
Certified Public Accountant
February 27, 2003

R. M. RAHN, C.P.A., P.A.

330 EAST PALMETTO PARK ROAD
BOCA RATON, FLORIDA 33432
(561) 392-4330
(954) 426-3121
fax (561) 392-2238

INDEPENDENT AUDITOR'S REPORT

Sam Skurnick & Co.
111-20 73rd Avenue, 14-A
Forest Hills, New York 11375

We have audited the accompanying statement of financial condition of Sam Skurnick & Co. (a sole proprietorship) as of December 31, 2002 and the related statements of income and expenses, changes in proprietary capital, changes in subordinated accounts and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sam Skurnick & Co. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Rather, this schedule contains supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R.M. Rahn, CPA, P.A.

R. M. RAHN, C.P.A., P.A.
Certified Public Accountant
February 27, 2003

SAM SKURNICK & CO.
(A Sole Proprietorship)
Statement of Financial Condition
As of December 31, 2002

ASSETS	
Cash & equivalents at Wexford Clearing Service Corp.	$ 100,020
Total Assets	$ 100,020
LIABILITIES AND CAPITAL	
Liabilities	
Cash debt to Wexford Clearing Service Corp.	$ 5,726
Proprietary Capital	
Capital account	94,294
Total Liabilities and Capital	$ 100,020

The accompanying Notes are an integral part of this Statement.

SAM SKURNICK & CO.
(A Sole Proprietorship)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

NOTE 1 - Summary of Significant Accounting Policies

Revenue Recognition

Securities transactions and related commissions, revenues and expenses are recorded on a settlement-date basis, which is generally the third business day following the transaction date for securities and the next business day for options.

NOTE 2 - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

The reserve requirements are not applicable. Inasmuch as Sam Skurnick & Co., a broker-dealer, has no net indebtedness and because he introduces accounts to Wexford Clearing Services Corporation on a fully-disclosed basis, remitting promptly all customers' securities and monies received so that no customers' securities or funds are carried by him, no reserve or control requirements are needed.

NOTE 3 - Net Capital Computation

The net capital requirement for sole proprietorships under Rule 15c3-3 of the Securities and Exchange Commission was $5,000. The net capital of Sam Skurnick & Co., a sole proprietorship, was $94,294, leaving excess net capital of $89,294.

There were no material differences between the computation of net capital presented herein and the corresponding unaudited data contained in Part IIA of the broker-dealer's Firm and Filing Information for the period covered by these statements.

* * * * * * * * * * * *

A copy of the Sole Proprietorship's Statement of Financial Condition as of December 31, 2002 pursuant to S.E.C.Rule 17a-5 is available for examination at the Sole Proprietorship's main office and the regional office of the Securities and Exchange Commission.

R. M. RAHN, C.P.A., P.A.

330 EAST PALMETTO PARK ROAD
BOCA RATON, FLORIDA 33432
(561) 392-4330
(954) 426-3121
fax (561) 392-2238

INDEPENDENT AUDITOR'S REPORT

Sam Skurnick & Co.
111-20 73rd Avenue, 14-A
Forest Hills, New York 11375

We have audited the accompanying statement of financial condition of Sam Skurnick & Co. (a sole proprietorship) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sam Skurnick & Co. as of December 31, 2002 in conformity with generally accepted accounting principles.

R. M. Rahn, CPA, P.A.

R. M. RAHN, C.P.A., P.A.
Certified Public Accountant
February 27, 2003

EXHIBIT "B"

SAM SKURNICK & CO.
(A Sole Proprietorship)
STATEMENT OF INCOME AND EXPENSES
For the Year Ended December 31, 2002

REVENUES	
Commissions	$ -0-
Dividends from money fund	1,471
Net gain (loss) from sales of securities	(943)
Total Revenues	$ 528
EXPENSES	
Rent	$ 15,370
Trading fees: Wexford Clearing Corp.	16,784
Regulatory fees	780
Professional fees	998
Electronic report filing service	-0-
Total expenses	$ 33,932
NET INCOME (LOSS)	($ 33,404)

The accompanying Notes are an integral part of this Statement.

EXHIBIT "C"

SAM SKURNICK & CO.
(A Sole Proprietorship)
Statement of Changes in Proprietary Capital
For the Year Ended December 31, 2002

Capital, January 1, 2002	$ 69,354
Net Income(Loss)	(33,404)
	35,950
Capital contributions	58,344
Capital, December 31, 2002	$ 94,294

The accompanying Notes are an integral part of this Statement.

EXHIBIT "D"

SAM SKURNICK & CO.
(A Sole Proprietorship)
Statement of Changes In Subordinated Accounts
For the Year Ended December 31, 2002

NO STATEMENT NECESSARY.

The accompanying Notes are an integral part of this Statement.

EXHIBIT "E"

SAM SKURNICK & CO.
(A Sole Proprietorship)
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flows from Operating Activities	
Net Income (Loss)	($ 33,404)
Net cash absorbed by operating loss	(33,404)
Cash Flows from Financing Activities	
Contributions of capital by owner	58,344
Increase (decrease) in cash debt balance in Securities Account	(34,933)
Cash provided by financing activities	23,411
Increase (decrease) in cash	(9,993)
Cash at beginning of year	110,013
Cash at end of year	$ 100,020

The accompanying Notes are an integral part of this Statement.

Schedule 1

SAM SKURNICK & CO.
(A Sole Proprietorship)
Computation of Net Capital under S.E.C. Rule 15c3-1
As of December 31, 2002

Credit Factor	
Capital	$ 94,294
Debit Factor	-0-
Net capital	$ 94,294
Less: Minimum net capital requirement	5,000
Balance: Capital in Excess of all Requirements	$ 89,294

Reconciliation with Data on unaudited FOCUS filing
as of December 31, 2002

Net capital per Part IIA FOCUS filing, as estimated	$ 100,000
Less: adjustment to conform to reconciled balance per securities statements	5,706
Net capital	$ 94,294

The accompanying Notes are an integral part of this Statement.